SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F	x	Form 40 F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	x

The following were presented in conjunction with Alcon's Conference Call related to the release of 2002 results on February 20, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	February 24, 2003	By	/s/ Martin Schneider
Name: Schneider Martin
Title: Attorney in Fact

Date	February 24, 2003	By	/s/ Stefan Basler
Name: Basler Stefan
Title: Attorney in Fact

2002 Fourth Quarter and Full Year Earnings

Alcon®



Tim Sear
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO

February 20, 2003


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Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's prospectus dated March 20, 2002, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com


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Alcon®

2002 Performance Highlights

- Constant currency sales increased 10.0% to $3.01 billion
- Pro-forma adjusted EPS rose 33.9% to $1.62
- Reduced net debt by $500 million since IPO
- Made significant R&D pipeline advances
- Continued expansion of US pharmaceutical sales force


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Financial Results

Fourth Quarter 2002 Financial Highlights

	Q4 02	Q4 01	Growth
Global Sales	$ 749.2	$ 670.6	11.7%
Net Earnings	$ 85.0	$ 57.0	49.1%
Reported EPS*	$ 0.26	$ 0.19	36.8%
Adjusted EPS*	$ 0.33	$ 0.24	37.5%

*Diluted

(dollars in millions, except per share amounts)


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Full Year 2002 Financial Highlights

	FY 02	FY 01	Growth
Global Sales	$ 3,009.1	$ 2,747.7	9.5%
Net Earnings	$ 466.9	$ 315.6	47.9%
Reported EPS*	$ 1.53	$ 1.05	45.7%
Adjusted EPS*	$ 1.62	$ 1.21	33.9%

*Diluted

(dollars in millions, except per share amounts)


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Reported vs. Pro-Forma Adjusted EPS

	Q4 02	Q4 01	FY 02	FY 01
Reported EPS*	**0.26**	**0.19**	**1.53**	**1.05**
Deferred Comp Conversion	(0.01)	--	0.06	--
IPO Net Interest Expense	--	--	(0.03)	--
SKBM Recall	0.09	--	0.09	--
Impairment Loss on Investment	--	0.03	--	0.03
FAS 142 Goodwill Change	--	0.03	--	0.14
Tax Impact of Above Items	(0.02)	(0.01)	(0.04)	(0.01)
AHI Preferred Stock Redemption	0.01	--	0.01	--
Pro-Forma Adjusted EPS*	**0.33**	**0.24**	**1.62**	**1.21**

*Diluted


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Fourth Quarter Income Statement Highlights

	Q4 02	% of Sales	Q4 01	% of Sales
Gross Profit	$ 515.9	68.9%	$ 471.8	70.4%
SG&A	$ 276.9	37.0%	$ 238.6	35.6%
Research & Development	$ 96.1	12.8%	$ 80.7	12.0%
Effective Tax Rate	23.7%	N/A	38.6%	N/A

(dollars in millions)


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Full Year 2002 Income Statement Highlights

	FY 02	% of Sales	FY 01	% of Sales
Gross Profit	$2,116.4	70.3%	$1,949.4	70.9%
SG&A	$1,014.7	33.7%	$ 953.7	34.7%
Research & Development	$ 323.5	10.8%	$ 289.8	10.5%
Effective Tax Rate	31.1%	N/A	38.6%	N/A

(dollars in millions)



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Balance Sheet Highlights

	12/31/02	3/31/02
Net Debt*	$908.8	$1,407.9
Consolidated S/H Equity	$974.3	$492.4
Net Debt-to-Total Capital Ratio	48%	74%
A/R Change (constant currency vs. 12/31/01)	+5.6%	NA
Inventory Change (constant currency vs. 12/31/01)	+0.9%	NA

**Adjusted for $2,165.7 of Nestle-owned preferred stock redeemed in May*

(dollars in millions)


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Product Line Performance



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Specialized, Broadly Deployed Sales Force

Global Sales Force
~ 2,300

- **U.S. Pharma**
  - Ophthalmic MSR's
  - Glaucoma Specialists
  - Hospital Account Mgrs
  - Specialty Eye/Ear MSR's
- **U.S. Surgical**
  - Account Managers
  - Equipment Managers
  - VitreoRetinal Managers
  - Refractive Managers
- **U.S. Consumer**
  - Optometric Sales Force
  - Retail Sales Force
- **International**



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Investing in Pharmaceutical Sales Force


U.S. Sales Force
800
700
600
500
400
300
200
100
0
~425
43%
41%
16%
~750
66%
25%
9%
1998
2003
Consumer
Surgical
Pharmaceutical


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Product Line Sales - Global

2002 Sales


36.2%
16.0%
47.8%
Surgical
Pharmaceuticals
Consumer

2001 Sales


33.8%
16.8%
49.4%
Surgical
Pharmaceuticals
Consumer


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Product Line Sales – U.S. vs. Non-U.S.

Non-U.S.



27.7%
17.0%
55.3%
Surgical
Pharmaceuticals
Consumer

United States



43.4%
15.1%
41.5%
Surgical
Pharmaceuticals
Consumer



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Pharmaceutical Sales


1200
1000
800
600
400
200
0
17.4%
20.0%
$206.9
$248.2
$927.8
$1,089.5
Q4 2001
Q4 2002
FY 2001
FY 2002

(dollars in millions)


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Key Pharmaceutical Products

	Q4 02	Q4 01	Growth	FY 02	FY 01	Growth
TobraDex®	49.3	41.0	**20.2%**	195.1	176.0	**10.9%**
Ciloxan®	28.1	21.6	**30.1%**	105.8	88.3	**19.8%**
TRAVATAN®	22.5	6.6	**240.9%**	70.9	15.8	**348.7%**
Patanol®	33.4	25.2	**32.5%**	198.3	154.5	**28.3%**
Cipro® HC	12.7	10.3	**23.3%**	85.8	60.8	**41.1%**

(dollars in millions)


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Surgical Sales



1600
1400
1200
1000
800
600
400
200
0
8.3 %
6.0 %
$355.8
$385.2
$1,357.7
$1,438.5
Q4 2001
Q4 2002
FY 2001
FY 2002
(dollars in millions)



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Key Surgical Products

	Q4 02	Q4 01	Growth	FY 02	FY 01	Growth
IOL's	118.3	109.2	8.3%	437.7	405.4	8.0%
Viscoelastics	45.8	43.5	5.3%	169.9	159.0	6.9%
Cat/Vit	92.5	80.3	15.2%	341.5	312.8	9.2%
Refractive Products	13.2	17.9	-26.3%	60.6	76.6	-20.9%

(dollars in millions)


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Consumer Eye Care Sales



600
500
400
300
200
100
0
4.1 %
7.3 %
$107.9
$115.8
$462.2
$481.1
Q4 2001
Q4 2002
FY 2001
FY 2002

(dollars in millions)



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Key Consumer Eye Care Products

	4Q 02	4Q 01	Growth	FY 02	FY 01	Growth
Opti-Free®	65.5	60.3	**8.6%**	264.5	250.9	**5.4%**
Artificial Tears	23.9	22.3	**7.2%**	99.2	96.5	**2.8%**

(dollars in millions)


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2003 Outlook


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2003 Major Product Launches

	Q1	Q2	Q3	Q4
Systane™ Tears	●			
OFX "Lasting Comfort"	●			
CustomCornea®	●			
Moxifloxacin		●		
Infiniti™ Cataract Sys.		●		
AcrySof® Natural			●	
Patanol® QD			●	
CiproDex® Otic				●



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Alcon®

2003 Financial Guidance

- Sales range from $3.27 to $3.3 billion
- Product line growth rates:
  - Pharmaceutical 12-15%
  - Surgical 7-9%
  - Consumer 4-6%
- EPS range from $1.82 to $1.85
- Recommended June dividend payment of approximately $102 million (CHF 0.45/share)


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Alcon®




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Alcon®